Exhibit 12.1

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED APRIL 2, 2004, MARCH 28, 2003, MARCH 29, 2002,
MARCH 30, 2001, MARCH 31, 2000, AND FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003

(Dollars in Thousands)

	Fiscal Year Ended					Three Months Ended
	2004	2003	2002	2001	2000	June 30, 2004	June 30, 2003
Fixed charges:
Interest expense	$5,560	$12,554	$8,201	$11,374	$9,278	$1,942	$1,114
Capitalized interest	27	--	1,801	1,612	1,377	--	--
Interest component of rental
expense	8,962	12,985	12,440	12,768	11,796	3,184	2,388

Fixed charges	$14,549	$25,539	$22,442	$25,754	$22,451	$5,126	$3,502

Earnings:
Income (loss) before provision
for income taxes	$46,300	$14,129	$17,934	$(37,593)	$17,582	$9,887	$7,751
Add: Fixed charges	14,549	25,539	22,442	25,754	22,451	5,126	3,502
Less: Capitalized interest	27	--	1,801	1,612	1,377	--	--

Total earnings (loss)	$60,822	$39,668	$38,575	$(13,451)	$38,656	$15,013	$11,253

Ratio of earnings (loss) to fixed
charges:
Total earnings (loss)	$60,822	$39,668	$38,575	$(13,451)	$38,656	$15,013	$11,253
Fixed charges	$14,549	$25,539	$22,442	$25,754	$22,451	$5,126	$3,502
Ratio	4.2	1.6	1.7	(0.5)	1.7	2.9	3.2
	(a)	(a)	(a)	(a)	(a)	(a)	(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.